UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G-A
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Somatix Therapy Corporation
         ---------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                    834447104
                          -----------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the lia ilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

-------------------------                           ---------------------------
|CUSIP NO. 834447104    |           13G            |   Page  2  of   4  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |                                                                     |
|        |  Aeneas Venture Corporation                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   5    | SOLE VOTING POWER                        |
|                          |        | 2,243,317 shares                         |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   6    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |    ---                                   |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   7    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 2,243,317 shares                         |
|         PERSON           ----------------------------------------------------|
|          WITH            |   8    | SHARED DISPOSITIVE POWER                 |
|                          |        |    ---                                   |
|--------|---------------------------------------------------------------------|
|  9     | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 2,243,317 shares                                                    |
|--------|---------------------------------------------------------------------|
|  10    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ]  |
|        | SHARES*                                                             |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   |
|        | 9.0%                                                                |
|--------|---------------------------------------------------------------------|
|  12    | TYPE OF REPORTING PERSON *                                          |
|        | EP                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 4 Pages

                                  SCHEDULE 13G
                                  ------------

Item 1(a)           Name of Issuer:
                         Somatix Therapy Corporation

        1(b)        Address of Issuer's Principal Executive Offices:
                         1301 Marina Village Parkway
                         Suite 310
                         Alameda, CA  94501

Item 2(a)           Name of Person Filing:
                         Aeneas Venture Corporation ("AVC")

        2(b)        Address of Principal Business Office or, if none, Residence:
                         c/o Harvard Management Company, Inc.
                         600 Atlantic Avenue
                         Boston, MA  02210

        2(c)        Citizenship:
                         Delaware

        2(d)        Title of Class of Securities:
                         Common Stock

        2(e)        CUSIP Number:
                         834447104

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
                         The entity filing is a wholly-owned subsidiary of the endowment fund of Harvard University.

Item 4              Ownership:

        4(a)        Amount beneficially owned:
                         2,243,317 shares, which includes 25,000 shares that AVC has an option to purchase, 210,000 shares that AVC has a warrant to purchase and 414,593 shares issuable upon conversion of 66,335 shares of convertible preferred stock owned by AVC.

        4(b)        Percent of Class:
                         9.0%

        4(c)        Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote:
                                2,243,317 shares


                                Page 3 of 4 Pages

                   (ii)  shared power to vote or to direct the vote:

                                ---------

                   (iii) sole power to dispose or to direct the disposition of:
                                2,243,317 shares

                   (iv) shared power to dispose or to direct the disposition of:

                                --------

Item 5              Ownership of Five Percent or Less of a Class:
                         Not Applicable.

Item 6              Ownership of More than Five Percent on Behalf of Another
                    Person:
                         Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                         Not Applicable.

Item 8              Identification and Classification of Members of the Group:
                         Not Applicable.

Item 9              Notice of Dissolution of Group:
                         Not Applicable.

Item 10             Certification:

                    By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          AENEAS VENTURE CORPORATION

                                          By: /s/ Tami E. Nason
                                              -------------------------------
                                              Name:  Tami E. Nason
                                              Title:   Authorized Signatory

February 12, 1997

                               Page 4 of 4 Pages